SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

June 9, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundCore Institutional Income Trust Inc.
Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), and pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we hereby submit for filing, via direct electronic transmission, the above-referenced Registration Statement (the “Registration Statement”), relating to the proposed initial public offering of shares of common stock, par value $0.01 per share, of the Company.

Pursuant to Rule 13(c) under Regulation S-T and Rule 3a of the Informal and Other Procedures, payment of the $53,475 filing fee for the Registration Statement was made by the Company by wire transfer on May 24, 2010 to the Securities and Exchange Commission’s account at U.S. Bank, N.A. in St. Louis, Missouri.

Please call the undersigned at (212) 735-2694 if you have any questions concerning the enclosed material or desire further information or clarification in connection therewith.

Yours truly,

/s/ Phyllis G. Korff
Phyllis G. Korff

Enclosure